Exhibit 99.5

FORM OF
BROKER LETTER TO CLIENTS WHO ARE BENEFICIAL HOLDERS
OF CONTEXTLOGIC HOLDINGS INC.

Subscription Rights to Purchase ContextLogic Common Stock
Offered Pursuant to Subscription Rights Distributed to Stockholders of
ContextLogic Holdings Inc.

 , 2026

To Our Clients:

This letter is being distributed to our clients who are holders of ContextLogic Holdings Inc. (the “Company”) common stock, par value $0.0001 per share (the “ContextLogic common stock”), as 5:00 p.m. in New York City, on   , 2026 (the “Effective Date”), in connection with the rights offering (the “Rights Offering”) by the Company of non-transferable subscription rights to holders to subscribe for and purchase shares of Company common stock, par value $0.0001 per share (“ContextLogic common stock”), pursuant to subscription rights distributed to all holders of ContextLogic common stock as of 5:00 p.m. in New York City, on   , 2026 (the “Effective Date”). Each subscription right will entitle the holder to purchase 0.53486 shares of ContextLogic common stock at an exercise price of $8.00 per share. The subscription rights and associated shares of ContextLogic common stock are described in the prospectus dated       , 2026 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing subscription rights to subscribe for up to an aggregate of $115,000,000 in shares of ContextLogic common stock on the terms and subject to the conditions described in the Prospectus, at a subscription price of $8.00 per share.

The subscription rights are exercisable beginning on the date of this prospectus and will expire if they are not exercised by 5:00 p.m. in New York City, on   , 2026 (the “Expiration Time”), unless extended by us from time to time in our sole discretion. Subscription rights that are not exercised by the Expiration Time of the Rights Offering will expire and will have no value.

As described in the Prospectus, each holder of shares of ContextLogic common stock is entitled to one subscription right for every share of ContextLogic common stock owned or deemed owned by such holder on the date of the Prospectus, evidenced by non-transferable subscription rights certificates registered in the record holder’s name or its nominee. Each subscription right entitles holders to purchase 0.53486 shares of ContextLogic common stock at an exercise price of $8.00 per share. Unless we otherwise agree in writing, a person or entity, together with related persons or entities, may not exercise subscription rights to purchase shares of ContextLogic common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 4.9% of our issued and outstanding shares of ContextLogic common stock following the closing of the transactions contemplated by this Rights Offering.

As a result of this Rights Offering: (1) by exercising subscription rights, each holder will represent to us that such holder was not an owner, directly or indirectly (as described in the Prospectus and the transfer restrictions), of 4.9% or more of outstanding shares of ContextLogic common stock, 1,316,928 shares based on shares of ContextLogic common stock outstanding as of January 15, 2026; (2) if such exercise would result in such holder owning, directly or indirectly more than 1,316,928 shares of ContextLogic common stock, such holder must notify the information agent at the email address undersigned; (3) if requested, each holder will provide us with additional information regarding the amount of ContextLogic common stock that the holder owns; (4) we may instruct the rights agent to hold any subscription payments separately pending our determination of any ownership issues; and (5) we will have the right to instruct the rights agent to refuse to honor such holder's exercise to the extent such an exercise of subscription rights might, in our sole and absolute discretion, result in such holder owning 4.9% or more of ContextLogic common stock. By exercising subscription rights in this Rights Offering, you agree that the transfer restriction mechanics in our Certificate of Incorporation are valid, binding and enforceable against you.
The Company will not issue fractional shares. Fractional shares of ContextLogic common stock resulting from the exercise of the basic subscription rights will be eliminated by rounding down to the nearest whole share, with the total purchase price to be paid by the holder being adjusted accordingly. Any excess subscription payments received by the rights agent will be returned, without interest or penalty, as soon as practicable.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Form of Beneficial Owner Election Form; and
3.	Rights Offering Exercise Instructions.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF CONTEXTLOGIC COMMON STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of ContextLogic common stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed prospectus and other materials. However, we urge you to read the prospectus and other enclosed materials carefully before instructing us to exercise your subscription rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at the Expiration Time. You are encouraged to forward your instructions to us before the Expiration Time to allow us ample time to act upon your instructions. A holder cannot revoke the exercise of a subscription right.

If you wish to have us, on your behalf, exercise the subscription rights for any units to which you are entitled, please so instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form enclosed with this notice.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO THE INFORMATION AGENT, D.F. KING & CO. INC., AT 28 LIBERTY STREET, 53RD FLOOR, NEW YORK, NY 10005, TELEPHONE (888) 542-7446 (TOLL-FREE), EMAIL: LOGC@DFKING.COM.